UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

           (Check One) :
           (X)  Form 10-K  (  ) Form 11-K  (  ) Form 20-F  (  ) Form 10-QSB

           For Period Ended:  December 31, 2000

                       ( ) Transition Report on Form 10-K
                       ( ) Transition Report on Form 20-F
                       ( ) Transition Report on Form 11-K
                       ( ) Transition Report on Form 10-Q
                       ( ) Transition Report on Form N-SAR

           For the Transition Period Ended:  __________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ______________


                                     PART I
                             REGISTRANT INFORMATION

                            COLONIAL COMMERCIAL CORP.
                            -------------------------
                             Full Name of Registrant

                            Former Name if Applicable
                            -------------------------

                             3601 HEMPSTEAD TURNPIKE
                             -----------------------
            Address of Principal Executive Office (Street and Number)

                         LEVITTOWN, New York 11756-1315
                         ------------------------------
                            City, State and Zip Code

                                     PART II
                            RULES 12B-25 (B) AND (C)

           If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

(X) (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense:

(X) (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

( ) (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

           State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

           The Company is unable to file its Form 10-K within the prescribed period due to procedural difficulties, without unreasonable effort or expense. The Company fully expects to be able to file within the additional time allowed by this report.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification



    JAMES W. STEWART                                 516-796-8400
    ----------------                                 ------------
         (Name)                             (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s) (X) Yes ( ) No

(3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
(X) Yes ( ) No

On January 12, 2001, the Board of Directors approved a plan to dispose of the Well-Bilt operations. The Well-Bilt operations represented the entire door and doorframe manufacturing segment. The disposal was completed on February 1, 2001.Well-Bilt agreed to surrender possession of certain of its assets to its secured lender (the Bank), for the sole purpose of effecting a private sale of such assets to a third party for $1,000,000. A loss from operations of discontinued segment of $3,212,152 and a loss on disposal of $3,731,654 are reflected in the consolidated statement of income (loss) for the year ended December 31, 2000.


                            COLONIAL COMMERCIAL CORP.
                            -------------------------
                  (Name of Registrant as Specified in Charter)

           Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March 30, 2001          By: /s/ James W. Stewart
                                       James W. Stewart
                                       Executive Vice President/
                                       Treasurer/Secretary

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be field with the form.

                                    ATTENTION

           Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)